FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of November, 2002

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

November 29, 2002

Hanson announces European bolt-on acquisitions totalling £47.7 million

Hanson PLC, the international building materials company, through its European division, Hanson Building Materials Europe ('HBME'), has completed five bolt-on acquisitions totalling £47.7 million.

The acquisitions, which all occurred in the second half of 2002, bring four additional quarries in Spain and further UK production outlets for concrete products, clay bricks and bagged aggregates. They are in addition to two quarries which HBME added to its operations in the Czech Republic in May.

Commenting on the acquisitions, Alan Murray, chief executive of Hanson PLC, said: "These transactions illustrate our objective of growth via bolt-on acquisition in our core markets and products. Bolt-ons play a vital role in building market share, creating operating efficiencies and broadening our customer offering. A key part of our strategy is to use our strong cash flow and balance sheet capacity to support further similar investments."

Summary of the acquisitions:

UK - Hanson Building Products

Concrete products
Hanson Concrete Products has strengthened its position in the UK concrete flooring market with the acquisition of Marshalls Flooring from Marshalls PLC.

Marshalls Flooring, which is based at Hoveringham in Nottinghamshire, had an annual turnover of £17.6 million in 2001 and is a major manufacturer of concrete beam and block flooring, hollowcore flooring and stairs. It broadens Hanson's existing range and adds the market leading Jetfloor brand to its portfolio.

In a separate transaction, Hanson Concrete Products has become the UK's largest supplier of bagged building materials with the acquisition of the privately-owned Small Lots (Mix-It) Ltd.

Mix-It gives Hanson more production facilities and improved geographical coverage to meet growing demand for bagged materials in both the builders' merchant and retail consumer markets. Based at Burton Latimer, near Kettering, Northamptonshire, Mix-It has 13 bagging operations throughout England and Wales and generates an annual turnover of approximately £27 million. Hanson's existing packed products and hard landscaping business operates from a site at Nuneaton in Warwickshire.

Bricks
Hanson Brick, the UK's second largest brick manufacturer, has acquired a soft mud brick factory at Measham in Leicestershire from the Red Bank Manufacturing Company.

Soft mud or stock bricks are increasingly popular with housebuilders and represent approximately a third of total UK brick sales. In addition to the Red Bank factory, Hanson manufactures soft mud bricks at three factories in the south east of England. It also imports soft mud products under the Desimpel brand name. With production of around 17 million bricks p.a. and capacity to increase output, Red Bank provides Hanson with a stronger position in this growing market.

Spain - Hanson Hispania

Hanson Hispania, which is the largest producer of aggregates in Spain, has acquired two limestone quarries near Madrid and two sand and gravel operations near Valladolid.

The Madrid construction aggregates market is the largest in Spain. The El Hoyon and Basalt limestone quarries are to the south east of the Spanish capital and have a combined production of approximately 1.5 million tonnes p.a. They have around 20 years of planned mineral reserves, with the potential for extensions in the future. By doubling Hanson's production in this market, the acquisition helps to consolidate Hanson's position among the market leaders in Madrid.

Hanson has also bought the Aridos Sanz and Rodisan sand and gravel quarries, strategically located for the buoyant Valladolid market in north west Spain. The quarries, which produce approximately one million tonnes p.a., have planned mineral reserves of approximately 30 million tonnes, with the potential for extensions in the future, and provide Hanson with a leading position in this market.

Further information about Hanson can be found at www.hansonplc.com

Inquiries:      Justin Read                                   David Weeks
                        Hanson PLC                                 Hanson Building Materials Europe
                        Tel: +44 (0) 20 7245 1245          Tel: + 44 (0) 1454 332795

Notes:

  Hanson is the largest producer of aggregates and concrete pipe & products in the world and is the third largest producer of ready-mixed concrete. Its other principal product is bricks and its operations are in North America, the UK, continental Europe, Australia and Asia Pacific. HBME contributed 35.5% of Hanson's 2001 turnover.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).
  High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.
END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   November 29, 2002